UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Li-Cycle Holdings Corp.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

50202P105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Peridot Acquisition Sponsor, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,256,066(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,256,066(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,256,066(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.69%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 8,256,066 Common Shares.
(2)	Calculated based on 175,956,545 Common Shares outstanding as of October 31, 2022 as reported on the Issuer’s annual report on Form 20-F, filed on February 6, 2023.

1.	Names of Reporting Persons Carnelian Energy Capital Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,256,066(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,256,066(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,256,066(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.69%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 8,256,066 Common Shares.
(2)	Calculated based on 175,956,545 Common Shares outstanding as of October 31, 2022 as reported on the Issuer’s annual report on Form 20-F, filed on February 6, 2023.

1.	Names of Reporting Persons Tomas Ackerman
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,256,066(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,256,066(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,256,066(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.69%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 8,256,066 Common Shares.
(2)	Calculated based on 175,956,545 Common Shares outstanding as of October 31, 2022 as reported on the Issuer’s annual report on Form 20-F, filed on February 6, 2023.

1.	Names of Reporting Persons Daniel Goodman
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,256,066(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,256,066(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,256,066(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.69%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 8,256,066 Common Shares.
(2)	Calculated based on 175,956,545 Common Shares outstanding as of October 31, 2022 as reported on the Issuer’s annual report on Form 20-F, filed on February 6, 2023.

Item 1(a).	Name of Issuer

Li-Cycle Holdings Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

C/O Li-Cycle Corp. 10-2351 Royal Windsor Drive Mississauga, Ontario Canada, L5J 4S7

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Peridot Acquisition Sponsor, LLC

(ii)  Carnelian Energy Capital Holdings, LLC

(iii)  Tomas Ackerman

(iv) Daniel Goodman

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

2229 San Felipe Street, Suite 1450 Houston, TX 77019

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Shares without par value

Item 2(e).	CUSIP Number

50202P105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned

See responses to Item 9 on each cover page.

(b)  Percent of Class

See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

This Schedule 13G is being filed by Peridot Acquisition Sponsor, LLC (the “Sponsor”). The Sponsor is controlled by its managing member, CEC Aventurine Holdings, LLC (“Aventurine Holdings”) and Aventurine Holdings is controlled by Carnelian Energy Capital III, L.P. (“Carnelian Fund III”), its sole member. Carnelian Fund III is controlled by its general partner, Carnelian Energy Capital GP III, L.P. (“Carnelian L.P.”) and Carnelian L.P. is controlled by its general partner Carnelian Energy Capital Holdings, LLC (“Carnelian Holdings”). Messrs. Tomas Ackerman and Daniel Goodman are the controlling members of Carnelian Holdings. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Aventurine Holdings, Carnelian Fund III, Carnelian L.P., Carnelian Holdings and Messrs. Ackerman and Goodman. Each such entity or person disclaims beneficial ownership of these securities. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023

PERIDOT ACQUISITION SPONSOR, LLC

By:	/s/ Jeffrey Gilbert
Name: Jeffrey Gilbert
Title: General Counsel and Corporate Secretary

CARNELIAN ENERGY CAPITAL HOLDINGS, LLC

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Managing Member

By:	/s/ Daniel Goodman
Name: Daniel Goodman
Title: Managing Member

TOMAS ACKERMAN

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman

DANIEL GOODMAN

By:	/s/ Daniel Goodman
Name: Daniel Goodman